FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006


                                   Acambis plc
                 (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure: Fellner joins Acambis Board





Acambis appoints Peter Fellner as Non-executive Director


Cambridge, UK and Cambridge, Massachusetts - 7 February 2006 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) has appointed Peter Fellner to its Board of Directors as a Non-executive Director with immediate effect.

Dr Fellner led the development of Celltech Group plc (Celltech) from a small research company into the UK's leading biotechnology company. He was Celltech's Chief Executive Officer from 1990 to 2003 and Chairman from 2003 until its acquisition by the Belgian biopharmaceutical company, UCB SA, in 2004.

Dr Fellner continues to have a strong involvement in the industry through several board positions. He is Chairman of Vernalis plc and Astex Therapeutics Limited, a director of UCB SA, and a non-executive director of Evotec AG and Bespak plc. He is also a director of one of Europe's largest technology companies, QinetiQ Group plc. In addition, he is a director of Oxford University's technology transfer group, Isis Innovation Limited, and a member of the UK's Medical Research Council.

Before Celltech, he was Chief Executive Officer of Roche UK from 1986 to 1990, having previously been Director of Roche UK Research Centre from 1984 to 1986. From 1980 to 1984 he served as a Director of Research at Searle UK.

Alan Smith, Chairman of Acambis, commented:

"Peter Fellner is one of the leading figures in the UK biotechnology industry and we are delighted to welcome him to our Board. With his extensive knowledge and experience, we believe his insight and advice will be invaluable as we oversee the continued development of Acambis."

Acambis confirms that no information is disclosable in relation to the appointment of Peter Fellner pursuant to the requirements of Listing Rule 9.6.13 paragraphs (1) to (6).


                                     -ends-


Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
Lyndsay Wright, VP, Communications and IR: Tel +44 (0) 1223 275 300

Financial Dynamics
David Yates/Lucy Briggs: Tel +44 (0) 20 7831 3113


About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.





                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 07 February 2006                    ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.